Head Office – Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
73800; Fax: 972-3-5674576



Schedule 11

Date: 13 November 2006
Reference: 802/06



To: The London Stock Exchange

SUPPL

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Sunday, 12th November 2006 at around 18:28 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Sunday, 12th November 2006 , BH Israel LLC borrowed 802,790 nominal value shares of the Bank, which were sold on the same day at an average price of 2,138.6494.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 12

Transmission date: 07/11/2006
Reference: 2006-01-127285



Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 01/11/2006 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer

1
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number : *520000118*
Details of the Change: *Transfer of 2,519 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Eliezer Haroni*
Category of Identity Number: *Number of Identity Document*
Identity Number: *313777849*
Details of the Change: *Withdrawal of 2,519 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *01/11/2006 10:00 a.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 01 November 2006

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	928,223,604	73.6266	72.9356
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	141,743,980	11.2431	11.1376
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9906
Madlen LLC	25,418,933	2.0162	1.9973
BH Israel LLC	22,204,185	1.7612	1.7447
BH Investment Associates LLC	22,204,185	1.7612	1.7447
Total	249,631,521	19.8008	19.6149
B. Free Shares			
Arison Holdings (1998) Ltd.	45,185,071	3.5841	3.5504
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9548
Total	82,789,274	6.5668	6.5052
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at November 1, 2006
	1,260,717,500	100.0000	1,272,662,347

Group of Investors in Bank Hapoalim shares

Arison Group		Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Arison Holdings (1998) Ltd.		141,743,980	11.2431	11.1376
Arison Holdings (1998) Ltd.		45,185,071	3.5841	3.5504
	Total	186,929,051	14.8272	14.6880
Dankner Group				
Israel Salt Industries Ltd.		38,060,238	3.0189	2.9906
Israel Salt Industries Ltd.		37,604,203	2.9828	2.9548
	Total	75,664,441	6.0017	5.9454
Michael Steinhardt				
BH Investment Associates LLC		22,204,185	1.7612	1.7447
Leonard Abramson				
Madlen LLC		25,418,933	2.0162	1.9973
Lynn & Stacy Schustermann				
BH Israel LLC		22,204,185	1.7612	1.7447
	Group Total	332,420,795	26.3676	26.1201